September 2010 Pricing Sheet dated September 1, 2010 relating to Preliminary Terms No. 512 dated September 1, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of Las Vegas Sands Corp. due September 7, 2012
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – SEPTEMBER 1, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,000,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS
Pricing date:	September 1, 2010
Original issue date:	September 7, 2010 (3 business days after the pricing date)
Maturity date:	September 7, 2012
Underlying equity:	Las Vegas Sands Corp. common stock
Underlying equity issuer:	Las Vegas Sands Corp.
Coupon:	13% per annum (approximately equivalent to $2.60 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 7th of each month, beginning on October 7, 2010
Payment at maturity (per ELKS):	If on the valuation date:
•	the closing price is above the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•
the closing price is at or below the downside threshold price, then you will receive shares of Las Vegas Sands Corp. common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$29.39, which is the closing price of the underlying equity on the pricing date.
Downside threshold price:	$19.1035, which is 65% of the initial equity price.
Equity ratio:	0.34025, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	September 4, 2012, subject to adjustment for non-trading days and certain market disruption events.
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61759G331
ISIN:	US61759G3314
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per ELKS	$10	$0.16875	$9.83125
Total	$3,000,000	$50,625	$2,949,375
(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.16875 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 512 dated September 1, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.